SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CANTEL MEDICAL LLC

f/k/a Cantel Medical Corp.

(Name of Subject Company (Issuer))

Cantel Medical LLC

(Names of Filing Person (Issuer))

3.25% Convertible Senior Notes Due 2025

(Title of Class of Securities)

138098 AB4

(CUSIP Number of Class of Securities)

J. Adam Zangerle

STERIS plc

70 Sir John Rogerson’s Quay

Dublin 2 Ireland D02 R296

+353 1 232 2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Peter C. Zwick

Jones Day

2727 North Harwood Street

Dallas, Texas 75201

+1 214 220 3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$168,773,500.00	$18,413.19

*

Estimated solely for purposes of calculating the filing fee. The purchase price of the 3.25% Convertible Senior Notes due 2025 (the “Notes”), as described herein, is calculated as the sum of (a) $168,000,000, representing 100% of the principal amount of the Notes outstanding as of June 2, 2021, plus (b) $773,500.00, representing accrued but unpaid interest on the Notes up to, but excluding, July 6, 2021, the repurchase date.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,406.57	Filing Party: Cantel Medical LLC
Form of Registration No. Schedule TO (005-33367)	Date Filed: June 3, 2021

Amount Previously Paid: $6.62	Filing Party: Cantel Medical LLC
Form of Registration No. Schedule TO (005-33367)	Date Filed: June 29, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Statement

This Amendment No. 2 to Schedule TO (the “Second Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, initially filed by Cantel Medical LLC, a Delaware limited liability company formerly known as Cantel Medical Corp. (the “Company”), on June 3, 2021 (the “Original Schedule TO”), as amended and supplemented by the Amendment No. 1 to Schedule TO filed on June 29, 2021 (the “First Amendment” and together with the Second Amendment and the Original Schedule TO, the “Schedule TO”).

As required by the Indenture, dated as of May 15, 2020 (the “Original Indenture”), between the Company and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of June 2, 2021, among the Company, STERIS plc, a company incorporated under the laws of Ireland (the “Parent”), and the Trustee (together with the Original Indenture, the “Indenture”), relating to the Company’s 3.25% Convertible Senior Notes due 2025 (the “Notes”), the Schedule TO was filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to require the Company to repurchase, at the Holder’s option, 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, July 6, 2021, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Settlement Method and Entry into Supplemental Indenture to Holders of 3.25% Convertible Senior Notes due 2025, dated June 3, 2021, as amended and supplemented (the “Notice”), attached as Exhibit (a)(1) to the Schedule TO, (ii) the Indenture and (iii) the Notes.

The information in the Notice is hereby expressly incorporated by reference into this Second Amendment, except that such information is hereby amended and supplement to the extent specifically provided in this Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 are hereby amended and supplemented by adding the following text at the end thereof:

The offer to purchase the Notes expired at 11:59 p.m. New York City time, on July 1, 2021 (the “Expiration Time”), and was not extended. The Trustee has informed the Company that as of the Expiration Time, none of the Notes were validly tendered (and not properly withdrawn) for purchase.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cantel Medical LLC

By:	/s/ Michael J. Tokich
	Name:	Michael J. Tokich
	Title:	President

Date: July 2, 2021